  EXHIBIT 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2012

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm” or ”NeuroBio”), for the three-month and nine-month periods ended November 30, 2012 and 2011. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2012 and 2011. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month and nine-month periods ended November 30, 2012 and 2011 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and is presented in thousands of Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on January 14, 2013. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, ‘USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Investors should keep in mind that Neptune’s strategic action Plan (as hereinafter defined, see “Business Overview”) discloses intentions and expectations of Neptune. By its very nature, the Plan constitutes almost entirely forward-looking information, and in the circumstances investors are cautioned to pay particular attention to the information provided below. Actual execution of the Plan will be critically important, and given that it is multi-faceted and long-term the Plan may be varied over time to adapt to Neptune’s changing situation.

Forward-looking statements can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune’s current beliefs as well as assumptions made by and information currently available to Neptune and include, but are not limited to, statements about:

•	Neptune’s ability to generate revenue through the successful execution of the Plan;
•
Neptune’s ability to enter into third party supply and production agreements on terms favourable to Neptune, and the ability of Neptune to maintain sufficient inventory levels and meet customer demands as a result of these third party supply and production agreements;

•	Neptune’s ability, through its distribution partners, to continue to successfully commercialize Neptune Krill Oil® products and to maintain a market share position for krill oil products;
•	the continued cooperation and ultimate support of governmental authorities with respect to the reconstruction plan;
•	Neptune’s ability to obtain any required permits to reconstruct an operational production facility in a timely fashion and to achieve annual production capacities of krill products as projected;
•	Neptune’s ability to recover all available insurance proceeds relating to the incident under its various insurance policies;
•
Neptune’s ability to obtain refinancing of its existing credit facility, on terms favourable to Neptune, in order to provide additional capital sources for the reconstruction of an operational production facility;

•
Neptune’s ability to use the net proceeds from its recent public offering closed on October 2, 2012 (the “Public Offering”) for the purposes identified in Neptune’s prospectus dated September 19, 2012;

•	Neptune’s ability to maintain and defend its patents and intellectual property rights in NKO® and EKO™ as well as in its product candidates;
•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and
•	Neptune’s ability to continue to invest in product development and clinical trials, including supporting the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

•
the generation of any material revenue prior to having an operational production facility assumes that Neptune will be able to enter the necessary third-party arrangements for the production of krill oil products;

•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
•
plans for the reconstruction of an operational production facility, the timing of such reconstruction and the anticipated use of the proceeds from the Public Offering assume that Neptune will be able to recover in full the amounts of its insurance coverage, that it will be able to refinance its existing credit facility to provide additional capital sources that may be required for the reconstruction in excess of its insurance coverage and that no unexpected event will require uses of its cash for reasons other than the reconstruction of an operational production facility and the identified purposes for using the proceeds from the Public Offering;

•	plans for the reconstruction of an operational production facility also assume that Neptune will obtain the required governmental approvals and permits in a timely manner;
•
expenses in product development or in supporting the pharmaceutical development of Neptune’s two subsidiaries, Acasti and NeuroBio, assume that Neptune will not be required to use funds currently allocated to product development for the purpose of the reconstruction of an operational production facility or to cover costs or expenses arising out of unexpected events;

•
Neptune’s strategy to conclude partnerships and/or arrangements with strategic partners for the production of krill oil products assumes that Neptune will be able to identify third parties for that purpose, that such third parties will have the required resources to support the production of Neptune’s products in a timely manner and that Neptune will be able to enter into agreements with such third parties on terms favourable to Neptune; and

•	Neptune’s Plan assumes that Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest revised annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

Non-IFRS Financial Measures

“Adjusted EBITDA” is a non-IFRS financial measure and is defined as EBITDA prior to recognizing share-based compensation costs, foreign exchange gains or losses and other items that do not impact the core operating performance of the Corporation, such as impairment losses and the recognition or derecognition of deferred tax asset and investment tax credits from prior periods.  Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provide improved continuity with respect to the comparison of the Corporation’s operating results over a period of time. Our method for calculating adjusted EBITDA may differ from that used by other corporations.

BUSINESS OVERVIEW

During the three-month period ended November 30, 2012, the Corporation reported that in the afternoon of November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada. Three employees were fatally injured. Eighteen other people were transported to the hospital, four of whom were severely injured.  Following the news of the death of three of its employees, Neptune’s management extended their most sincere condolences to the victims’ families and friends.

On November 26, 2012, Neptune announced its action plan going forward to resume operations and progressively supply customer demands until such time that Neptune is able to resume production.

Neptune’s primary focus has been concentrated on supporting its employees and the families affected by the incident, and supporting them through the tragedy. Neptune has been providing its employees with counselling services to ensure that they have access to appropriate support under these circumstances.

Quickly following the incident, Neptune established five recovery committees composed of senior management and key employees to coordinate employee assistance, the action plan and business aspects: (1) human resources & communications, (2) sales & marketing, (3) plant reconstruction, (4) finance and (5) a strategic committee overseeing potential strategic opportunities and coordinating the efforts of all committees.  While this tragic incident had and still has a significant impact on Neptune’s operations, Neptune believes it remains a viable business and is committed to recovering from the incident, which will be pursued through the implementation of a strategic action plan going forward (the “Plan”) aiming to meet the following key milestones and targets:

•	resuming its neutraceutical operations and certain levels of sales of its Neptune Krill Oil® products to customers in the short term;
•	maintaining key customer relationships and market share, particularly until production of Neptune Krill Oil® products can reach pre-incident levels;
•
reconstructing an operational plant using the expansion facility that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident;

•
pursuing partnerships and/or arrangements with one or more strategic partners for the outsourcing of production for Neptune Krill Oil® products, both as an interim measure to ensure certain levels of production prior to its new plant being fully operational and as a longer-term strategy to diversify sources and means of production; and

•
prudently managing its financial resources while continuing its product development and clinical trials, including defending its patents and intellectual property and supporting as planned the pharmaceutical development of its two subsidiaries,  Acasti and NeuroBioPharm, whose operations have not been interrupted as a result of the incident.

Plant Reconstruction and Insurance

As a central part of the Plan, Neptune plans to rebuild an operational production facility. As its first choice, Neptune intends to reconstruct an operational plant using the expansion facility that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident, though additional construction and certain other equipment acquisitions should be required to bring the facility to an operational state. Neptune intends to cooperate with the relevant governmental authorities (including with respect to workers’ safety and the environment) and the Sherbrooke plant reconstruction will be subject to such governmental authorities supporting the reconstruction plan and Neptune obtaining the required permits to allow for the operation of the new plant in a timely manner.

The cost and length of time to complete the reconstruction is being determined. However, we have been able to make the following assessments thus far:
•
Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. Definitive information on specific amounts recovered will be provided when Neptune’s insurance claims are settled. Due to the extent of the damage and ongoing investigation, the amount recoverable under our insurance policies and the collection of such amounts, if any, will most likely take several months.

•
Neptune expects that its amounts of insurance coverage would likely allow it to fund most of the reconstruction costs. The balance of such costs are expected to be funded through a refinancing of its existing credit facility put in place to fund a portion of its previously planned expansion, which refinancing Neptune intends to seek at a later stage of its reconstruction plan, as well as through a portion of Neptune’s working capital (see “Finance, Use of Public Offering Proceeds and Investor Communications” below). Neptune had already received in connection with the expansion an interest free loan and a commitment for a governmental grant.

•
Neptune is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms of krill oil per year. Neptune’s future plans may contemplate additional production capacity of krill oil per year and it is expected that a significant portion of Neptune’s future production capacity will be provided through partnerships and/or arrangements with third-party manufacturers (see “Operations and Arrangements with Strategic Partners” below).

•
Timing of the reconstruction is still uncertain and will depend on a range of factors, including the length and results of the investigation currently underway to determine the cause of the incident, cooperation of governmental authorities with respect to the reconstruction plan, and timing for obtaining the required permits. Based on a number of factors, including the aforementioned, Neptune cannot determine at this time the amount of time it will take to finalize the construction on a fully operational production facility.  As an initial estimate subject to change, and based on the incomplete information currently in hand, Neptune currently expects that the new plant may be operational within a range of six to nine months from the announcement of the Plan.

Operations and Arrangements with Strategic Partners

A top priority of Neptune’s Plan is that it maintains key customer relationships and market share even in advance of having an operational production plant. To this end, Neptune is deploying a strategy that includes the following over the next several months:

•
Neptune intends to pursue partnerships and/or arrangements with one or more strategic partners for the outsourcing of production of Neptune Krill Oil® products, both as an interim measure to ensure certain levels of production prior to its plant being fully operational and as a longer-term strategy to diversify sources and means of production. Outsourced production is being considered in any one or more of Neptune’s markets, in Canada, the United States, Europe and/or Asia. Any plans to outsource Neptune’s production would take into account a number of factors including (1) the technique of production permitted within the premises, (2) space available for the purchase of equipment, (3) the amount of available time a third party would allocate to the production of Neptune Krill Oil® products, and (4) the ability to negotiate definitive agreements on terms in the best interests of Neptune.

•
Neptune plans and has received orders for certain levels of sales of its Neptune Krill Oil® products to customers in the short term, with sales expected to be completed and revenue generated as early as during the fourth quarter beginning on December 1, 2012. Neptune currently has a limited inventory of krill oil products allowing it to make sales during a limited initial period of time. Neptune intends to work towards a gradual increase of sales over the coming months, mainly through partnerships and/or arrangements with strategic partners as discussed above.

•
Neptune’s plans for operations and product sales during a transition period until its new plant is operational or longer term production arrangements are concluded with one or more strategic partners may help in balancing cash flows and more importantly are meant to serve the strategic objectives of maintaining key customer relationships and market share. However, Neptune’s operations for the foreseeable future, particularly during an initial transition period, are expected to yield significantly lower sales margins compared to the usual sales margins prior to the incident.

•
Up to the incident, Neptune’s growth in production has come, and was planned to come in the future, from expansion at its Sherbrooke plant. Neptune’s strategic aim to outsource some of its production serves short term strategic imperatives since Neptune will not directly benefit from a production plant for an interim period of time, but is intended to also mark a longer term strategic shift from a one-plant production model to more diversified sources of production.

•
Neptune intends to continue the development of its Neptune Krill Oil® portfolio of products and to maintain and defend its patents and its intellectual property rights in NKO® and EKO™ and its product candidates. It will also continue to maintain and develop its intellectual property portfolio and to protect it against infringement by third parties.

Human Resources

Despite the loss of its operating production facility, Neptune has retained approximately 30 of its Sherbrooke employees (10 full-time and 20 part-time) employed to work on the reconstruction of an operational production facility. Neptune has been forced in the circumstances to temporarily layoff over 70 employees in Sherbrooke and at its Laval head office. The duration of the layoff has not been determined and is dependent on Neptune’s ability to resume production at a new operational production facility. Neptune has also set up a charitable fund to provide assistance to the employees and families most affected by the incident. The fund is already active and has permitted the payment of certain employee salaries on an interim basis after the incident. As of now the fund serves immediate and urgent needs of the families of the victims, but in the longer term Neptune wishes that it remain in place and contribute to helping employees in need. Neptune has set up a not-for-profit organization that assists in collecting and redistributing donations.

Senior management and employees of Neptune took salary reductions of at least 20% for an interim period during Plan implementation. These salary reductions may be paid in full or in part at a later date upon, among other things, a successful implementation of the Plan and improved financial results of Neptune. Neptune granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. Neptune expects the decrease of its workforce and reductions in salary to save approximately 45% of its labour costs while such measures are in place.

Finance, Use of Public Offering Proceeds and Investor Communication

On October 2, 2012, Neptune announced the closing of its Public Offering for gross proceeds of approximately US$34.1 million. If Neptune is able to execute its Plan successfully and recover sufficient amounts under its insurance policies, in addition to its cost cutting measures, Neptune believes that the proceeds of the Public Offering can ultimately be deployed, over a longer period of time than initially planned given the incident, in substantially the same allocation as was disclosed in connection with the Public Offering, except that the amount of approximately $US5 million initially allocated to the expansion of its Sherbrooke plant may now otherwise be used towards the production of Neptune Krill Oil® products, either in connection with the reconstruction of an operational production facility or partnerships and/or arrangements with strategic partners for the production of Neptune Krill Oil® products. Neptune will continue disclosing its financial statements and other continuous disclosure documents within applicable prescribed delays, and in connection with the announcement of quarterly or annual results will hold a conference call with investors and analysts. Neptune will however suspend for an indefinite period of time its practice of providing revenue guidance at the end of each quarter.

Incident Investigation and Environment

Neptune continues to cooperate with the governmental authorities for the ongoing investigation to determine the cause of the incident. Until completion of the investigation, Neptune cannot provide any further information regarding the cause of the incident. Neptune continues to work with appropriate governmental agencies on the cleanup efforts at the site.  On November 16, 2012, Neptune received from the Québec Ministry of Environment a notice alleging environmental non-compliance relating to specific equipment acquisitions by Neptune and its plant expansion.  Further to wrong assertions in the media that such notice may relate to acetone levels, Neptune clarified in media statements  that the notice received had nothing to do with the level or the compliance of the total amounts of acetone stored on the Sherbrooke plant site and indicated that the total amounts of acetone stored inside and/or outside the plant as of and including the date of the incident were in conformity with the certificate of authorization issued by the Québec Ministry of Environment in 2002. Neptune is cooperating with the Ministry of Environment with the view to settle the notice alleging non-compliance. Neptune also provided to the Ministry of Environment a dismantling and cleaning plan for the destroyed plant, accompanied by an environmental monitoring program for soil, surface water and groundwater.

Activities of Neptune’s Subsidiaries - Acasti and NeuroBioPharm

As previously disclosed, the day-to-day operations and business of Acasti have not been interrupted. CaPre®, Acasti’s lead prescription candidate, is currently being evaluated in two Phase II clinical trials, an open-label and a double-blind studies, with scheduled interim reports for the latter. All required material for both studies had already been produced. Both CaPre® and Onemia™, Acasti’s product marketed in the United States as a “medical food”, are stored in U.S. facilities outside Neptune’s affected plant. Inventories of CaPre® and Onemia™ are adequate, the market supply of Onemia™ will continue as planned and the ongoing clinical trials on CaPre® are not interrupted as a result of the incident. Raw material required to produce additional Onemia™ is available and is stored outside Neptune’s affected plant and future production of Onemia™ will be negotiated with third party manufacturers. Acasti will continue to be dependent on the support of Neptune as its controlling shareholder.  Although it is at a much earlier stage of development, NeuroBioPharm will stick to its business plan and research and development activities will continue as planned, although milestones and the start of commercialization may be delayed. NeuroBioPharm will also continue to be dependent on the support of Neptune as its controlling shareholder.

NEPTUNE

Prior to the incident, the Corporation continued to expand its customer base worldwide and revenue growth was driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Australia.

On September 7, 2012, Neptune announced that its board of directors had approved the distribution of 2,000,000 units of NeuroBioPharm owned by Neptune pro rata to the holders of record of common shares of Neptune as at October 15, 2012 by way of a dividend-in-kind. The dividend was distributed on October 31, 2012 and each shareholder on the dividend record date received one unit for each lot of approximately 29.27 common shares of Neptune held. Each unit consisted of one class A subordinate voting share of NeuroBioPharm and two series 2011-1 warrants and the estimated fair market value of the unit was approximately $0.10 per unit.  Each full warrant entitles its holder to purchase one class A subordinate voting share of NeuroBioPharm at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen days after the listing of the class A subordinate voting shares on a recognized stock exchange; or (ii) April 12, 2014. The terms applicable to the distribution of the dividend were described in the final prospectus filed by NeuroBioPharm on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada. After the distribution of the dividend-in-kind, Neptune’s ownership interest in NeuroBioPharm class A shares was reduced to 76% from 99%. Neptune still owns 96% of all voting rights in NeuroBioPharm.

On October 2, 2012, Neptune announced that the U.S. Patent & Trademark Office granted its new patent, US 8,278,351. The continuation patent claims the benefit of another of Neptune’s U.S. Patents, No. 8,030,348, (the “Patent”) and contains claims to krill extracts comprising a phospholipid suitable for human consumption. These new claims cover all of Neptune’s products, including the NKO® brand, and a number of krill oil products currently sold in the U.S. market.  This new issued patent was granted after a thorough examination by the U.S. Patent & Trademark Office (the “USPTO”), including consideration of the papers from the re-examination requests filed by Aker Biomarine ASA regarding Neptune patents related to the ‘351 patent. The continuation patent, filed about a year ago, was allowed by the USPTO after a thorough examination which included a review of a substantial volume of prior art references and other materials, including the papers from the re-examination requests filed by Aker Biomarine ASA directed to the Patent and a related Neptune patent in the U.S., as well as the oppositions being undertaken on related Neptune patents in Europe and Australia.

The same day, Neptune announced that it had filed a second patent infringement lawsuit in the United States District Court for the District of Delaware alleging infringement of its recently issued continuation patent against Aker Biomarine ASA, Aker Biomarine Antarctic AS, Aker Biomarine Antarctic USA, Inc., Schiff Nutritional International and Schiff Nutrition Group, Inc. Neptune has also filed a separate infringement action against Enzymotec Limited., Enzymotec USA, Inc., and Mercola.com Health Resources, LLC. In addition to seeking monetary damages for all of the above defendants infringement of the ’351 Patent, Neptune is also requesting injunctive relief to prevent the Defendants from continuing to infringe Neptune's patent.  Should Neptune prevail in securing the requested injunctions, it would prevent the Defendants from manufacturing, using, offering for sale, selling and/or importing into the United States infringing krill oils.

Also on October 2, 2012, Neptune announced the closing of its Public Offering of US$34.1 million of common shares pursuant to which Neptune issued 7,318,000 common shares at US$4.10 per share. Prior to the closing, the underwriters exercised their over-allotment option to purchase an additional 989,762 common shares, resulting in a total of 8,307,762 common shares being issued on the day of the closing for gross proceeds of approximately US$34.1 million. The common shares were issued in the United States pursuant to Neptune’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia.

On November 6, 2012, Neptune hosted its 1st Annual Charity Poker Game at the Venetian Hotel in Las Vegas, prior to the SupplySide West Tradeshow. The game featured guest of honor John Elway, former Denver Broncos quarterback and Hall of Famer. Proceeds for the event were for the benefit of Vitamin Angels, a non-profit organization dedicated to reducing child mortality worldwide by connecting children in need with micronutrients.

In the afternoon of November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada. See the “Business Overview” section of this MD&A.

Immediately after the end of the quarter, on December 4, 2012, Neptune announced that it had entered into a prepayment agreement with Acasti pursuant to which Acasti exercised its option under its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune to pay in advance all of the future royalties payable under the license agreement. The prepayment would have the effect of increasing Neptune’s equity participation in Acasti (from approximately 57% to approximately 61% if shares were issued on the date of the announcement), given that Neptune, subject to required approvals, would be issued 6,750,000 Class “A” shares in the share capital of Acasti, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement. This reflected a prepayment value, determined with the assistance of outside valuation specialists, using the pre-established prepayment formula set forth in the license agreement, that amounts to approximately $15.5 million. The prepayment and the issuance of the shares to Neptune are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of Acasti (excluding Neptune and non-arm’s length parties to Neptune) at the next annual meeting of shareholders of Acasti. If approved by disinterested shareholders, Acasti will no longer be required to pay any royalties to Neptune under the License Agreement during its term for the use of Neptune’s intellectual property under license. In the event that the approvals required are not obtained by the next annual meeting of shareholders of Acasti, the prepayment agreement and the warrant will automatically terminate, and Acasti will be required to pay any and all royalties owing to Neptune as if the prepayment agreement had not been entered into.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

During the three-month period ended November 30, 2012, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia™. The following is a summary of the period’s highlights:

During the previous fiscal year, Acasti initiated two phase II clinical studies in Canada: i) a prospective randomized double blind placebo control clinical study designed to evaluate the safety and efficacy of CaPre® (Acasti’s prescription drug candidate) for the management of moderate to high hypertriglyceridemia. The first patients were enrolled in the study in October 2011; and ii) a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre®, for patients with moderate to high hypertriglyceridemia. The first patient was enrolled in December 2011. Acasti’s clinical trials’ recruitment has continued and progressed during the three-month period ended November 30, 2012. Acasti provided on December 17, 2012 an interim report on results of its two phase II clinical trials.

Acasti has accentuated its business development and direct commercialization activities in the USA for its medical food Onemia™. Acasti made additional sales to a US Medical Food distributor, which has continued distribution of OnemiaTM through its US nationwide network of physicians, under its own brand name. Also, more physicians have initiated and/or continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind-the-counter (by doctor’s recommendation only) medical food. As they materialize, it is expected that sales of Onemia™ going forward will provide revenues that will contribute to partially finance Acasti’s research and development projects.

NeuroBioPharm Inc.

For NeuroBioPharm, medical food candidates and a drug candidate for non-GLP development and chemical analyses were initiated in fiscal period ended February 28, 2009. NeuroBioPharm completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (“EEG”) power spectra of conscious free moving rats. The objectives of the trial were (a) to determine the nature and extent of effect of the new NeuroBioPharm medical food candidate NKPL (a highly concentrated phospholipid extract) on the electrical activity of the brain, and (b) to characterize the EEG effects in relation to standard central nervous system drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (“ADHD”). This set of data suggests that NKPL may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. These results served as the basis for NeuroBioPharm to pursue its research and development programs on new product candidates targeting improvement of cognitive and emotional health of children and adults.

MPL VI, MPL VII, MPL VIII and MPL IX are these new product candidates in the pipeline of NeuroBioPharm as prescription drugs and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders. During fiscal year 2012 and beginning of 2013, NeuroBioPharm made some progress in its research and development programs and has initiated preclinical testing to evaluate how the products impact cognitive functions, neurotransmission and to assess potential effect on mood.

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VI	Medical Food	Prevention of cognitive decline	Preclinical	n/a
MPL VII	Medical Food	Memory, concentration and learning disorders	Preclinical	2014 a
MPL VIII	Medical Food	ADHD	Preclinical	2014 a
MPL IX	Prescription Drug	Neurological disorders	Preclinical	n/a
a This timeline still depends on the ability of Neptune to resume operations.

NeuroBioPharm is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders.

NeuroBioPharm estimates that it will first reach commercial production of its medical food products during calendar 2014. This timeline still depends on the ability of Neptune to resume operations. NeuroBioPharm estimates that further investment will be needed for completing or initiating preclinical/clinical studies during 2013 for supporting the efficacy and safety of its product candidates.

Selected consolidated financial information

The following tables set out selected financial information for the three-month and nine-month periods ended November 30, 2012. This information is based on the Corporation’s unaudited consolidated interim financial statements and accompanying notes for the three-month and nine-month periods ended November 30, 2012 and should be read in conjunction with the notes thereto.

(In thousands of dollars, except per share data)
	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2012 (Unaudited)	2011 (Unaudited)	2012 (Unaudited)	2011 (Unaudited)
	$	$	$	$
Revenue from sales	7,027	5,120	21,273	13,756
Adjusted EBITDA1	(629)	(743)	(1,190)	(1,818)
Net loss	(12,437)	(1,433)	(18,815)	(4,459)
Net loss attributable to the owners
of the Corporation	(11,668)	(506)	(16,546)	(2,421)
Net loss per share:
Basic	(0.21)	(0.01)	(0.32)	(0.05)
Diluted	(0.21)	(0.01)	(0.32)	(0.05)

Total assets	74,879	39,788	74,879	39,788
Working capital2	42,448	26,479	42,448	26,479
Total equity	56,454	30,780	56,454	30,780
Loans and borrowings (incl. current portion)	5,290	4,042	5,290	4,042

Key ratios (% of revenue):
Gross profit	48%	53%	47%	52%
Selling expenses	14%	10%	10%	12%
General and administrative expenses	52%	46%	55%	47%
Research and development expenses	35%	33%	27%	29%
Adjusted EBITDA	(9%)	(15%)	(6%)	(13%)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, and impairments and other costs related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition or derecognition of deferred tax assets and investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public corporations.

RECONCILIATION OF NET INCOME (NET LOSS) TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that corporations caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other corporations. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, and impairments and other costs related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition or derecognition of deferred tax asset and investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
(expressed in thousands of dollars, except per share data)

	Three-month periods		Nine-month periods
	ended November 30,		ended November 30,
	2012 (Unaudited)	2011 (Unaudited)	2012 (Unaudited)	2011 (Unaudited)
	$	$	$	$
Net loss	(12,437)	(1,433)	(18,815)	(4,459)
Add (deduct):
Amortization	157	193	532	571
Finance costs, excluding change in fair value	42	59	121	238
Stock-based compensation	1,689	887	6,378	2,367
Foreign exchange gain	(393)	(273)	(338)	(500)
Change in fair value in derivatives over equity	(352)	(176)	267	(35)
Deferred taxes	1,000	-	1,000	-
Derecognition of investment tax credits recoverable	1,200	-	1,200	-
Losses and costs related to plant explosion	8,465	-	8,465	-
Adjusted EBITDA	(629)	(743)	(1,190)	(1,818)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. In the current fiscal year, up to and including the third quarter, the nutraceutical segment was profitable. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ending February 28, 2013
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue	21,273	6,149	8,097	7,027
Adjusted EBITDA1	(1,190)	142	(704)	(629)
Net loss	(18,815)	(1,694)	(4,684)	(12,437)
Net loss attributable to the owners of the Corporation	(16,546)	(983)	(3,895)	(11,668)
Basic loss per share	(0.32)	(0.02)	(0.08)	(0.21)
Diluted loss per share	(0.32)	(0.02)	(0.08)	(0.21)

Fiscal year ended February 29, 2012
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue and other income	19,124	4,283	4,353	5,120	5,368
Adjusted EBITDA1	(2,593)	(167)	(908)	(743)	(775)
Net loss	(4,593)	(1,258)	(1,768)	(1,433)	(134)
Net (loss) profit attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)

Fiscal year ended February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue	16,583	4,145	4,088	4,272	4,078
Adjusted EBITDA1	258	664	836	62	(1,304)
Net (loss) profit	(1,693)	494	523	(498)	(2,212)
Net (loss) profit attributable to the owners of the Corporation	(410)	734	814	(218)	(1,740)
Basic (loss) earnings per share	(0.01)	0.02	0.02	(0.01)	(0.04)
Diluted (loss) earnings per share	(0.01)	0.02	0.02	(0.01)	(0.04)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, and impairments and other costs related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition or derecognition of deferred tax asset and investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities:  the first involves the production and commercialization of nutraceutical products (Neptune), the second is for the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti) and the third is for the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the nine-month period ended November 30, 2012, all revenues were generated by the nutraceutical segment, with the exception of a relatively minor amount of sales of Acasti’s medical food product. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti’s operations are at the commercialization stage for the prescription medical food product OnemiaTM and at the Phase II clinical trial for its lead prescription drug candidate, CaPre®. NeuroBioPharm, is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs.

At this moment, Neptune’s krill oil products are currently sold in the nutraceutical market. In the case of Acasti and NeuroBioPharm, no products are presently generating revenues, except OnemiaTM, which generated revenues of $424 in the quarter ended November 30, 2012.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:
(Expressed in thousands)
The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended November 30, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	6,603	424	-	7,027
Adjusted EBITDA	432	(861)	(200)	(629)
Net loss	(10,883)	(1,272)	(282)	(12,437)
Total assets	66,986	6,695	1,198	74,879
Working capital	35,782	5,758	908	42,448

Adjusted EBITDA calculation
Net loss	(10,883)	(1,272)	(282)	(12,437)
add (deduct):
Depreciation and amortization	155	2	-	157
Finance costs, excluding change in fair value	41	1	-	42
Stock-based compensation	1,195	412	82	1,689
Foreign exchange gain	(389)	(4)	-	(393)
Change in fair value in derivatives over equity	(352)	-	-	(352)
Deferred taxes	1,000	-	-	1,000
Derecognition of investment tax credits receivable	1,200	-	-	1,200
Losses and costs related to plant explosion	8,465	-	-	8,465
Adjusted EBITDA	432	(861)	(200)	(629)

Nine-month period ended November 30, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	20,598	675	-	21,273
Adjusted EBITDA	2,225	(2,710)	(705)	(1,190)
Net loss	(13,632)	(4,169)	(1,014)	(18,815)
Total assets	66,986	6,695	1,198	74,879
Working capital	35,782	5,758	908	42,448

Adjusted EBITDA calculation
Net loss	(13,632)	(4,169)	(1,014)	(18,815)
add (deduct):
Depreciation and amortization	526	6	-	532
Finance costs, excluding change in fair value	119	2	-	121
Stock-based compensation	4,604	1,465	309	6,378
Foreign exchange gain	(324)	(14)	-	(338)
Change in fair value in derivatives over equity	267	-	-	267
Deferred taxes	1,000	-	-	1,000
Derecognition of investment tax credits receivable	1,200	-	-	1,200
Losses and costs related to plant explosion	8,465	-	-	8,465
Adjusted EBITDA	2,225	(2,710)	(705)	(1,190)

Three-month period ended November 30, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	5,120	-	-	5,120
Adjusted EBITDA	1,081	(1,602)	(222)	(743)
Net profit (loss)	869	(1,968)	(334)	(1,433)
Total assets	30,801	7,638	1,349	39,788
Working capital	18,442	6,878	1,159	26,479

Adjusted EBITDA calculation
Net profit (loss)	869	(1,968)	(334)	(1,433)
add (deduct):
Depreciation and amortization	190	3	-	193
Finance costs, excluding change in fair value	58	1	-	59
Stock-based compensation	421	354	112	887
Foreign exchange (gain) loss	(281)	8	-	(273)
Change in fair value in derivatives over equity	(176)	-	-	(176)
Adjusted EBITDA	1,081	(1,602)	(222)	(743)

Nine-month period ended November 30, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	13,756	-	-	13,756
Adjusted EBITDA	2,505	(3,558)	(765)	(1,818)
Net profit (loss)	1,004	(4,394)	(1,069)	(4,459)
Total assets	30,801	7,638	1,349	39,788
Working capital	18,442	6,878	1,159	26,479

Adjusted EBITDA calculation
Net profit (loss)	1,004	(4,394)	(1,069)	(4,459)
add (deduct):
Depreciation and amortization	563	8	-	571
Finance costs, excluding change in fair value	232	6	-	238
Stock-based compensation	1,261	802	304	2,367
Foreign exchange (gain) loss	(520)	20	-	(500)
Change in fair value in derivatives over equity	(35)	-	-	(35)
Adjusted EBITDA	2,505	(3,558)	(765)	(1,818)

OPERATING RESULTS

Revenue
Revenue for the third quarter continued to increase reaching an amount of $7,027 for the three-month period ended November 30, 2012, representing an increase of 37% compared to $5,120 for the three-month period ended November 30, 2011. Revenue for the nine-month period ended November 30, 2012 increased to a record $21,273, an increase of 55% compared to $13,756 for the nine-month period ended November 30, 2011. This increase in the Corporation’s revenue is mainly attributable to the aggressive penetration of the American, Canadian and Australian markets of NKO® and EKO™ in the first three quarters of the current fiscal year, especially from important follow up orders from United States and Australia.

Virtually all of the Corporation’s sales for the nine-month period ended November 30, 2012 are derived from the nutraceutical segments with the exception of $675 generated by Acasti’s medical food Onemia™.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and nine-month periods ended November 30, 2012 and November 30, 2011:

	Three Months Ended November 30,		Nine Months Ended November 30,
	2012	2011	2012	2011
Gross profit	3,340	2,726	10,002	7,174
Gross profit as % of revenue	48%	53%	47%	52%

Gross profit for the third quarter ended November 30, 2012 increased by $614 to $3,340 or 48% of revenue compared to $2,726 or 53% of revenue for the same period in 2011. Gross profit for the nine-month period ended November 30, 2012 increased by $2,828 to $10,002 or 47% of revenue compared to $7,174 or 52% of revenue for the same period in 2011. The gross profit margin for both the three-month and nine-month periods were within management’s target range of between 45% - 50%. The slight decrease in the gross profit percentage for both periods, compared to the corresponding period in the prior year, is mainly attributable to the unfavorable US to CDN dollar exchange rate as well as the impact of the expansion at the Sherbrooke plant on the production (prior to the explosion) by slowing down certain production steps contributing to supplemental production costs.

Selling Expenses
Selling expenses for the three-month and nine-month periods ended November 30, 2012 and November 30, 2011 were as follows:

	Three Months Ended November 30,		Nine Months Ended November 30,
	2012	2011	2012	2011
Selling expenses	966	519	2,156	1,586
Selling expenses as % of revenue	14%	10%	10%	12%

Selling expenses amounted to $966 or 14% of revenue in the third quarter ended November 30, 2012 compared to $519 or 10% of revenue for the corresponding period in 2011. Selling expenses amounted to $2,156 or 10% of revenue in the nine-month period ended November 30, 2012 compared to $1,586 or 12% of revenue for the corresponding period in 2011.  The increase in the third quarter ended November 30, 2012 compared to last year’s comparable period is mainly attributable to the increase in marketing expenses primarily from new media campaign including Neptune’s new website for an amount of approximately $350. The expenses have been reduced in percentage of the total revenues, as a result of the increase in revenues for the respective periods.

General and Administrative Expenses
G&A expenses for the three-month and nine-month periods ended November 30, 2012 and November 30, 2011 were as follows:

	Three Months Ended November 30,		Nine Months Ended November 30,
	2012	2011	2012	2011
General and administrative expenses	3,677	2,369	11,634	6,511
General and administrative expenses as % of revenue	52%	46%	55%	47%

G&A expenses amounted to $3,677 or 52% of revenue in the third quarter ended November 30, 2012, compared to $2,369 or 46% of revenue for the corresponding period in 2011, an increase of $1,308 compared to the corresponding period in 2011. G&A expenses amounted to $11,634 or 55% of revenue for the nine-month period ended November 30, 2012, compared to $6,511 or 47% of revenue for the corresponding period of 2011, an increase of $5,123 compared to the corresponding period of 2011. The increase over 2011 is mainly explained by increased stock-based compensation expense of $1,023 and $3,804 for the three-month and the nine-month periods ended November 30, 2012 respectively. This important increase is mainly attributable to grants of options to consultants, management and employees as well as grant of warrants to a consultant for financial consulting services. The increase in G&A expenses in this quarter is also due to an increase in road show expenses by approximately $250.

Research and Development Expenses
R&D expenses, net of tax credits and derecognition of investment tax credit recoverable, for the three-month and nine-month periods ended November 30, 2012 and November 30, 2011 were as follows:

	Three Months Ended November 30,		Nine months Ended November 30,
	2012	2011	2012	2011
Research and development expenses, net of tax credits and derecognition of investment tax credit recoverable	2,488	1,707	5,710	3,939
Research and development expenses, net of tax credits and derecognition of investment tax credit recoverable as % of revenue	35%	33%	27%	29%

R&D expenses amounted to $2,488 or 35% of revenue in the third quarter ended November 30, 2012 compared to $1,707 or 33% of revenue for the corresponding period in 2011, an increase of $781 compared to the same period in 2011. R&D expenses amounted to $5,710 or 27% of revenue for the nine-month period ended November 30, 2012 compared to $3,939 or 29% of revenue for the corresponding period in 2011, an increase of $1,771 compared to the same period in 2011.  The increase of $781 in the three-month period is mainly attributable to Neptune’s reassessment of recoverability of the investment tax credit recoverable for an amount of $1,200 in the nutraceutical segment as a result of the plant explosion. Excluding this charge, R&D expenses decreased by $419 for the three-month period ended November 30, 2012, primarily as a result of lower R&D expenses in the cardiovascular segment due to lower contract expenses related to the clinical trials. The increase of $1,771 in the nine-month period is mainly attributable to Neptune’s reassessment of recoverability of the investment tax credit recoverable for an amount of $1,200, as well as an increase in patent maintenance fees for an amount of approximately $700, offset by lower R&D expenses in the cardiovascular segment.

Finance Costs
Finance costs for the three-month and nine-month periods ended November 30, 2012 and November 30, 2011 were as follows:

	Three Months Ended November 30,		Nine Months Ended November 30,
	2012	2011	2012	2011
Finance costs	42	(117)	388	203
Finance costs as % of revenue	1%	(2%)	2%	1%

Finance costs amounted to $42 or 1% of revenue in the third quarter ended November 30, 2012 compared to ($117) or (2%) of revenue for the corresponding period in 2011, an increase of $159 compared to the same period in 2011. Finance costs amounted to $388 or 2% of revenue for the nine-month period ended November 30, 2012 compared to $203 or 1% of revenue for the corresponding period of 2011, an increase of $185 compared to the same period in 2011. These increases are mainly attributable to the re-evaluation of the fair value of derivative financial instruments.

Foreign Exchange Gain (Loss)
Foreign exchange gain (loss) for the three-month and nine-month periods ended November 30, 2012 and November 30, 2011 were as follows:

	Three Months Ended November 30,		Nine months Ended November 30,
	2012	2011	2012	2011
Foreign exchange gain	392	273	338	500
Foreign exchange gain as % of revenue	6%	5%	2%	4%

Foreign exchange gain amounted to $392 or 6% of revenue in the third quarter ended November 30, 2012 compared to $273 or 5% of revenue for the corresponding period of 2011, an increase of $119 compared to the same period in 2011. Foreign exchange gain amounted to $338 or 2% of revenue for the nine-month period ended November 30, 2012 compared to $500 or 4% of revenue for the corresponding period of 2011, a decrease of $162 compared to the same period in 2011.  The important third quarter foreign exchange gain versus last year’s corresponding quarter as well as last quarter foreign exchange loss is mainly attributable to the recent strength in the US dollar over the Canadian dollar especially on the revaluation of monetary assets received from the recent financing.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA improved by $114 for the three-month period ended November 30, 2012 to ($629) compared to ($743) for the three-month period ended November 30, 2011. Adjusted EBITDA improved by $628 for the nine-month period ended November 30, 2012 to ($1,190) compared to ($1,818) for the nine-month period ended November 30, 2011. The improvements for the three-month and nine-month periods ended November 30, 2012 are mainly attributable to the increased revenues and gross profit in the nutraceutical segment which more than offset the increase in G&A expenses.

Plant explosion
On November 8, 2012, an explosion and fire destroyed the Corporation’s production plant. See the “Business Overview” section of this MD&A. Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. Definitive information on specific amounts recovered will be provided when Neptune’s insurance claims are settled. Due to the extent of the damage and ongoing investigation, the amount recoverable under our insurance policies and the collection of such amounts, if any, will most likely take several months. The Corporation will recognize insurance recoveries when it has the unconditional right to receive the compensation.

The estimated impairment losses and costs related to the plant explosion for the three-month period ended November 30, 2012 are detailed as follows:

November 30, 2012
$
Impairment loss related to inventories destroyed	2,263
Impairment loss related to property, plant and equipment destroyed	5,225
Site restoration costs	677
Contribution to victims’ fund	224
Other costs	76
8,465

The costs above reflect management’s best estimates based on the information available as at the date the consolidated financial statements of Neptune for the three-month and nine-month periods ended November 30, 2012 and 2011 were authorized for issuance (January 14, 2013) and are subject to change as new developments occur in the future.

The impairment loss related to property, plant and equipment destroyed is comprised of $3,137 for the building and building components, $1,931 for the laboratory and plant equipment, and $157 for the furniture and office equipment and computer equipment and software. Included in the remaining $16,439 of property, plant and equipment presented in the consolidated statements of financial position is $15,328 related to the plant expansion still in construction and not subject to depreciation.

In addition, as a result of the plant explosion, the Corporation reassessed the recoverability of the deferred tax asset and the long-term investment tax credit recoverable recorded in the nutraceutical segment. The Corporation determined that the criteria for recognition of these assets were no longer met and derecognized the deferred tax asset in the amount of $1,000 and the long-term investment tax credit recoverable in the amount of $1,200 at November 30, 2012. The realization of these assets will depend on the successful implementation of the Corporation’s action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment.

Net loss
The Corporation realized a consolidated net loss for the three-month period ended November 30, 2012 of ($12,437) compared to ($1,433) for the three-month period ended November 30, 2011. The Corporation realized a consolidated net loss for the nine-month period ended November 30, 2012 of ($18,815) compared to ($4,459) for the nine-month period ended November 30, 2011. The increase in the net consolidated loss is mainly attributable to the costs related to the plant explosion for an amount of $8,465, the reassessment of recoverability of deferred taxes for an amount of $1,000 and the reassessment of recoverability of the investment tax credit recoverable for an amount of $1,200 for both the three-month and nine-month periods ended November 30, 2012. It is also attributable to an increase in stock-based compensation expense of $802 for the three-month period ended November 30, 2012 and $4,011 for the nine-month period ended November 30, 2012.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

During the nine-month period ended November 30, 2012, the operating activities generated a decrease in liquidities of ($6,864), compared to a decrease of ($3,661) for the corresponding period ended November 30, 2011. The difference in the change in liquidities derived from the operating activities is mainly attributable to the higher loss for the nine-month period ended November 30, 2012 over the corresponding period of 2011. The decrease in liquidities is also caused by the changes in non-cash operating working capital items, primarily by an increase in trade and other receivables of $3,444 and inventories by $4,412 partially offset by an increase in accounts payable of $2,939.

Investing Activities

During the nine-month period ended November 30, 2012, the investing activities generated a decrease in liquidities of ($5,748). This decrease is mainly due to an increase in the acquisition of property, plant and equipment for $11,386, related primarily to the plant expansion in Sherbrooke, partially offset by the maturity of short-term investments for $5,857. During the nine-month period ended November 30, 2011, investing activities generated a decrease in liquidities of ($10,604), primarily from the net purchase of short-term investments of $17,589, offset by the maturity of short-term investments of $7,750.

Financing Activities

During the nine-month period ended November 30, 2012, the financing activities generated an increase in liquidities of $36,057. This increase is mainly due the net proceeds from the Public Offering for $30,113, the proceeds from exercise of warrants for $3,841, the proceeds from exercise of options for $1,530 and the increase in loans and borrowings for $3,037 partially offset by the repayment of loans and borrowings for $2,292. During the nine-month period ended November 30, 2011, financing activities generated an increase in liquidities of $18,621, primarily from net proceeds from a private placement for $11,499, from net proceeds from exercise of subsidiary warrants for $5,420 as well as the proceeds from exercise of options of $2,816 partially offset by repayment of loans and borrowings of $1,373.

Overall, as a result of cash flows from all activities, the Corporation increased its cash by $23,626 for the nine-month period ended November 30, 2012.

At November 30, 2012, the Corporation’s liquidity position, consisting of cash and short-term investments, was $34,329.

Also, at November 30, 2012, the Corporation had an authorized operating line of credit $1,570, of which $1,180 was available as well as an additional unused line of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit and access to capital markets should be sufficient to finance the Corporation’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, the ability of the Corporation to resume production of and continue to successfully commercialize nutraceutical products and to maintain a market share position for krill oil products, and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Off balance sheet arrangements and contractual obligations are disclosed in the Corporation’s MD&A for the year ended February 29, 2012.

There were no material changes that affected our contractual obligations and off balance sheet arrangements during the three and nine-month periods ended November 30, 2012.

COMMITMENTS AND CONTINGENCIES

Contingencies:

On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2012 for this matter.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2012 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2012 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages.

On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the worldwide registered owner of patents relating to the extraction process (the “Patents”) licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents. The case is currently pending and no trial dates have been set.

Commitments:

In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project was estimated at $21,000 and was expected to be funded primarily by a Canadian federal government grant and interest-free loan, certain investment tax credits, a secured credit facility and a portion of Neptune’s working capital. Financing agreements in the amount of $15,500 were negotiated shortly after the end of the third quarter of fiscal 2012. The financing is in the form of a standard loan in the amount of $9,000 bearing interest at prime rate plus 2% with a five-year term, an interest-free loan in the amount of $3,500 with a ten-year term, and a $3,000 government grant. Most of these financing amounts remain to be disbursed.

Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild a operational production facility using the Phase I plant expansion facility that was under completion. The Corporation is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms. See “Business Overview”.

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,105, partially paid to date. As at November 30, 2012, an amount of $342 is included in “Trade and other payables” in relation to these projects.

SUBSEQUENT EVENTS

(a)	Prepayment agreement:

On December 4, 2012, the Corporation announced that has entered into a prepayment agreement with a subsidiary, Acasti, pursuant to which the subsidiary exercised its option under an exclusive technology license agreement to pay in advance all of the future royalties’ payable under the license agreement.

The value of the prepayment, determined with the assistance of outside valuation specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15,500, which will be settled by the subsidiary through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to the Corporation at the signature of the prepayment agreement.

The prepayment and the issuance of the shares to the Corporation are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of the subsidiary at the next annual meeting of shareholders of the subsidiary. The prepayment would have the effect of increasing the Corporation’s participation in Acasti from approximately 57% to approximately 61% if the warrant were exercisable at November 30, 2012.

(b)	Options and call-options granted:

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The Corporation has granted 2,080,000 options to purchase Corporation Class A shares, exercisable at $2.90, expiring three years after their grant date. The Corporation has also granted 2,095,000 call-options on Acasti shares, exercisable at $2.75, expiring three years after their grant date, and 2,500,000 call-options on NeuroBioPharm shares, exercisable at $0.75, expiring three years after their grant date.

(c)	Claims – Patents:

On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid. The Aker patents claim a krill oil composition and methods of extraction that lack novelty and are, in the Corporation’s opinion, not patentable inventions since the Corporation marketed its NKO krill oil product many years before Aker filed its patents in Australia.

(d)	Class-action suit:

On December 20, 2012, the Corporation announced that it and certain of its officers have been named as defendants in a purported class action lawsuit filed by a US law firm on December 19, 2012 in the United States District Court for the Southern District of New York. The complaint charges Neptune and certain of its officers with alleged violations of the Securities Exchange Act of 1934. The complaint has been filed on behalf of all persons or entities who purchased the common stock of Neptune during a specified period. Neptune believes that the claim is completely without merit and that it has substantial and meritorious legal and factual defenses, which Neptune intends to pursue vigorously.

FINANCIAL POSITION

The following table details the important changes to the balance sheet (other than equity) at November 30, 2012 compared to February 29, 2012:

Accounts	Increase (Reduction) (In Thousands of dollars)	Comments
Cash	23,626	See cash flows statement
Short-term investments	(5,773)	Maturity of short-term investments
Trade and other receivables	3,494	Increased sales and extended terms for products launches
Inventories	2,149	Purchase of krill oil for interim period, net of impairment for inventories destroyed
Property, plant and equipment	8,887	Plant expansion project, net of impairment for property destroyed
Investment tax credit recoverable	(1,200)	Reassessment of recoverability
Deferred tax asset	(1,000)	Reassessment of recoverability
Trade and other payables	7,342	Extended terms to plant expansion suppliers

See the statement of changes in equity for details of changes to the equity accounts from November 30, 2011.

PRIMARY FINANCIAL RATIOS

	November 30,	February 29,	November 30,
	2012	2012	2011
Working Capital Ratio (current assets / current liabilities)1	3.94	3.62	5.93
Solvency Ratio (Loans and borrowings / Total equity)2	0.09	0.18	0.13

1
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

2
The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

The Corporation’s Working Capital Ratio increased at November 30, 2012 compared to February 29, 2012 and decreased from November 30, 2011 mainly due to the October 2012 Public Offering. The Corporation’s solvency ratio decreased at November 30, 2012 compared to February 29, 2012 and November 30, 2011, as a result of additional equity received from the October 2012 Public Offering.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a corporation controlled by an officer and director of the Corporation (who is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month and nine-month periods ended November 30, 2012, total royalties included in operating expenses amounted to $78 and $218 (three-month and nine-month periods ended November 30, 2011 - $51 and $140). As at November 30, 2012, the balance due to this corporation under this agreement amounts to $70 (February 29, 2012 - $190). This amount is presented in the consolidated interim statement of financial position under “Accounts payable and accrued liabilities”.

Refer to note 12 of the interim consolidated financial statements for related party disclosures related to key management personnel compensation.

On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with one of its subsidiaries, Acasti, pursuant to which the subsidiary exercised its option under its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune to pay in advance all of the future royalties payable under the license agreement. See “Subsequent Events – Prepayment Agreement”.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated interim financial statements are prepared in accordance with IFRS. In preparing the consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2012 and November 30, 2011, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated interim financial statements and should be read in conjunction with the notes to the consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2012 and November 30, 2011.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Impairment and other losses arising from the plant explosion;
•	Assessing the recognition of contingent liabilities, including those arising from the plant explosion.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits;
•	Measurement of derivative financial liabilities and stock-based compensation; and
•	Collectability of trade receivable.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Neptune, including the Chief Executive Officer and Chief Financial Officer, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Also, management of Neptune, have designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month and nine-month periods ended November 30, 2012, the Chief Executive Officer and the Chief Financial Officer evaluated whether there were any material changes in internal control over financial reporting pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. They individually concluded that there was no change during the three-month and nine-month periods ended November 30, 2012 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest revised annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and, without limitation, the following risks:

•	the risk that despite its best efforts, Neptune will not be able to continue to successfully commercialize Neptune Krill Oil™ products and that its market share of krill oil products will erode;
•	the risk that Neptune may receive less insurance coverage than expected;
•	the risk that future uncertainties may compromise Neptune’s ability to achieve the implementation of the Plan, on time or at all;
•	the risk that Neptune will not be able to generate sufficient revenue even despite a successful execution of the Plan;
•	the risk that Neptune will not be able to enter into third party supply and production agreements in a timely manner on terms favourable to Neptune;
•	the risk that Neptune will not be able to maintain sufficient inventory levels nor meet customer demands as a result of the failure to enter into third party supply and production agreements;
•	the risk that the investigation surrounding the incident at the production facility could be delayed and that the results from the investigation could have a negative impact on the Plan;
•
the risk that Neptune will not obtain required permits to reconstruct an operational production facility in a timely fashion or that governmental authorities will not support Neptune’s reconstruction plan;

•
the risk that additional inspection or work reveal damages that have not yet been assessed to the expansion facility that was under construction and that is intended to form part of Neptune’s future operational production facility;

•
the risk that Neptune may face environmental liability, either as a result of environmental contamination that cannot currently be assessed resulting from the incident, or as a result of the notice alleging environmental non-compliance received from the Québec Ministry of Environment;

•	the risk that Neptune will not succeed in restoring its production capacities of krill oil products as projected;
•
the risk that Neptune will not be able to maintain its projected use of the remaining net proceeds from its recent Public Offering for the purposes identified in Neptune’s prospectus dated September 19, 2012;

•
the risk that Neptune will not be able to obtain refinancing of its existing credit facility, on terms favourable to Neptune, in order to provide additional capital sources as may be required for the completion of the expansion project of Neptune’s manufacturing facility;

•	the risk that Neptune will not be successful in its efforts to maintain and defend its patents and intellectual property rights in NKO® and EKO™ as well as in its product candidates;

•	the risk that its financial performance deteriorate as a result of the incident or that Neptune be forced to allocate funds to cover costs or expenses arising out of unexpected events;
•	the risk that Neptune will not be able to continue to invest as planned in product development and clinical trials, or the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio;
•	the risk that despite its best efforts, Neptune will not be able to attract or retain skilled labour and key management personnel;
•
the risk that, due to the incident, lawsuits may be brought against Neptune by the government or third parties, including claims for liability, and that Neptune’s insurance liability coverage not cover fully or at all losses that may arise from such lawsuits or claims or from the class action lawsuit filed on December 19, 2012 (see “Subsequent Events”);

•	the risk that Neptune may face intensified competition while it does not have an operational production facility.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at January 14, 2013, the total number of common shares issued by the Corporation and in circulation was 60,064,730 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There were also 1,000,002 warrants, 8,571,418 options, 2,095,000 Acasti call-options and 2,500,000 NeuroBioPharm call-options outstanding as at the same date. Each warrant and each option is exercisable into one common share. In addition, Acasti had 5,532,500 options, 5,663,600 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding. NeuroBioPharm had 461,250 options and 5,998,322 series 2011-1 warrants, 3,450,075 series 2011-2 warrants and 8,050,175 series 2011-3 warrants outstanding at this date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer